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ICICI Limited

LETTER FILED WITH DOMESTIC STOCK EXCHANGE

March 27, 2000

The Manager
Market Operation Department
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001.

Dear Sir,

Sub: 2.5% Foreign Currency Convertible Bonds Issued by ICICI


We write with reference to the 2.5% Foreign Currency Convertible Bonds aggregating US$ 200 million issued by ICICI in February 1994 and inform you that the said bonds will be redeemed on April 3, 2000 as the conversion option has not been exercised.



Yours faithfully


Nilesh Trivedi

END